Exhibit 99.6

                    , 2011

Dear Shareholder:

This package is being mailed to you in connection with the previously announced agreement between The Procter & Gamble Company (“P&G”) and Diamond Foods, Inc. (“Diamond”) to merge P&G’s Pringles business with and into a direct wholly owned subsidiary of Diamond. Under the agreement, P&G is offering to exchange all shares of The Wimble Company (the “Pringles Company”), the corporation to which P&G’s Pringles business will be transferred, for shares of P&G common stock. In connection with the merger, each share of Pringles Company common stock that is distributed in the exchange offer will be automatically converted into one share of Diamond common stock.

Please refer to the enclosed documents and the instructions below. Your participation in this exchange offer is completely voluntary. If you do not wish to tender any of your shares of P&G common stock in exchange for shares of Pringles Company common stock, you are not required to take any action. If you take no action, the number of shares of P&G common stock you hold will be unaffected by the exchange offer and the related merger.

All of the documents necessary to participate in the exchange offer are included in this package. Please review the following documents carefully:

•

Prospectus (large bound document): This document provides important information regarding the exchange offer, P&G, the Pringles Company and Diamond and should be reviewed by you prior to tendering your P&G shares.

•

Letter of Transmittal (blue document): If you wish to participate in the exchange offer, please complete this document and return it along with any stock certificates, if applicable, to the exchange agent at the address provided for receipt prior to expiration of the exchange offer.

•

Notice of Guaranteed Delivery (grey document): This document is to be used only if you wish to participate in the exchange offer and are unable to return your completed Letter of Transmittal and stock certificates, if applicable, to the exchange agent prior to expiration of the exchange offer. If you determine that you need to use the Notice of Guaranteed Delivery, please note that you must deliver it to the exchange agent prior to expiration of the exchange offer, then submit your executed Letter of Transmittal and stock certificates, if applicable, to the exchange agent no later than three New York Stock Exchange trading days following the Expiration Date in order to validly tender your shares.

•

Notice of Withdrawal (yellow document): This document is to be used only if you wish to withdraw shares of P&G common stock from the exchange offer that you have previously tendered. If you wish to withdraw such shares, please note that you must deliver a completed notice of withdrawal to the exchange agent prior to expiration of the exchange offer. A Notice of Withdrawal should not be sent along with a Letter of Transmittal.

•

If your account is not tax certified on the records of P&G you will also receive an Internal Revenue Service (“IRS”) Form W-8BEN along with this packet. Please note that a Substitute IRS Form W-9 is included in the Letter of Transmittal. Please complete the appropriate tax form that applies to your circumstance.

Please note that if you decide to participate in the exchange offer and tender P&G stock certificates, those shares will be converted to book-entry form, in either the Direct Registration System or the P&G Shareholder Investment Program, upon receipt by the exchange agent. If the shares are returned to you for any reason, they will be returned in book-entry form.

If you have any questions regarding this exchange offer, please contact the information agent, D.F. King & Co., Inc. at (800) 549-6697 (toll-free in the United States) or at (212) 269-5550 (call collect) or via email at pringles@dfking.com.

The Procter & Gamble Company

2